SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               AMENDMENT NO. 2

                                  FORM 8-A/A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                       GREAT LAKES CHEMICAL CORPORATION
          (Exact name of registrant as specified in its charter)

                         Delaware                    95-1765035
          (State of incorporation or              (IRS Employer
          organization)                           Identification No.)

                One Great Lakes Boulevard
           P.O. Box 2200, West Lafayette, Indiana        47906
          (Address of principal executive offices)     (Zip Code)

          Securities to be registered pursuant to Section 12(b) of the Act:

                                        Name of each exchange on
               Title of each class      which each class is to be
               to be so registered              registered

               Common Stock and Note
                 Purchase Rights         New York Stock Exchange

          Securities to be registered pursuant to Section 12(g) of the Act:

                                   None
                               (Title of Class)


          Item 1.   Description of Registrant's Securities to be
                    Registered

                    The response to Item 1 is hereby amended to read in its entirety as follows:

                    On September 7, 1989, the Board of Directors of Great Lakes Chemical Corporation, a Delaware corporation (the "Company"), declared a dividend of one common stock and note purchase right (a "Right") for each outstanding share of Common Stock, $1.00 par value, of the Company (the "Common Stock"). The dividend is payable on September 22, 1989 (the "Record Date") to stockholders of record at the close of business on the Record Date, and with respect to all shares of Common Stock that become outstanding after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company one Unit, consisting initially of one-tenth share of Common Stock and one Note in the principal amount equal to nine-tenths of the current market price of the Common Stock on the date of exercise, at an exercise price of $92.50 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of September 7, 1989 (the "Rights Agreement"), as amended and restated as of December 7, 1995, between the Company and Harris Trust Company of New York, as Rights Agent (the "Rights Agent"). The Notes are issuable under, and subject to the terms and conditions of, an Indenture (the "Indenture") between the Company and Bank of Montreal Trust Company, as Trustee.

                    Presently, the Rights are attached to all Common Stock certificates representing shares outstanding, and no separate Rights Certificates (as defined below) have been distributed. The Rights will separate from the Common Stock upon the earlier of (i) the tenth day after the first date of public disclosure that a person or group (an "Acquiring Person"), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) the tenth day after the first date of the commencement or disclosure of an intention to commence, a tender offer or exchange offer by a person other than the Company and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 15% or more of the outstanding Common Stock and (iii) the tenth Business Day after the Board of Directors of the Company determines that a person (an "Adverse Person"), alone or together with its affiliates and associates, has, at any time after September 21, 1989, become the beneficial owner of a number of shares of Common Stock which the Board of Directors of the Company determines to be substantial (which number shall in no event represent less than 10% of the outstanding shares of Common Stock) and determines, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate and consideration of such factors as are permitted by applicable law, that (A) such beneficial ownership by such person is intended to cause the Company to repurchase the shares of Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors of the Company determines that the best long-term interests of the Company would not be served by taking such action or entering into such transaction or series of transactions at that time or (B) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company, on the Company's stockholders, employees, customers or suppliers or on the communities in which the Company operates or is located; provided, however, that the Board of Directors of the Company shall not declare any person who is the beneficial owner of 10% or more of the outstanding Common Stock to be an Adverse Person if such person has reported or is required to report such ownership on Schedule 13G under the Exchange Act (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such Schedule (other than the disposition of the Common Stock) so long as such person neither reports nor is required to report such ownership other than as described in this proviso (the earliest of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Common Stock (except in connection with redemption of the Rights). Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                    As soon as practicable following the
          Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Right Certificates alone will evidence the Rights.

                    The Rights will first become exercisable on the Distribution Date (unless sooner redeemed). The Rights will expire at the close of business on September 22, 1999 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

                    The Purchase Price is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Common Stock,
          (ii) upon the grant to holders of the Common Stock of certain rights, options, or warrants to subscribe for Common Stock or securities convertible into Common Stock at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of other securities, cash (excluding regular periodic cash dividends at an annual rate not in excess of 250% of the annualized rate of cash dividends paid during the preceding fiscal year), property, evidences of indebtedness, or assets.

                    If any person shall become an Acquiring Person or an Adverse Person (such event is referred to herein as a "Triggering Event"), then the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

                    Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person, an Adverse Person or an affiliate or associate of an Acquiring Person or Adverse Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

                    In the event that, following a Triggering
          Event, the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed or 50% or more of its consolidated assets or earning power is sold, leased, exchanged, mortgaged, pledged or otherwise transferred or disposed of (in one transaction or a series of related transactions) the Rights will "flip-over" and entitle each holder of a Right to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

                    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. Holders will have no right to receive fractional shares of Common Stock or Notes (other than fractions which are in denominations of $10 or integral multiples thereof) upon the exercise of Rights. In lieu of such fractional shares or Notes, an adjustment in cash may be made based on the market price of the Common Stock on the last trading date prior to the date of exercise, or the Company may issue script, warrants or depositary receipts.

                    At any time prior to the earlier of (i) ten days following the Stock Acquisition Date, and (ii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.0025 per Right, subject to adjustment. Notwithstanding the foregoing, the Board of Directors of the Company may not redeem the Rights following a determination that any person is an Adverse Person. The Company may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Company's Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights thereafter will be to receive the applicable redemption price.

                    The Board of Directors of the Company, at its option, at any time and from time to time after the first occurrence of a Triggering Event, may exchange all or part of the then outstanding and exercisable Rights (excluding any Rights that have become void pursuant to the provisions of the Rights Agreement) for shares of Common Stock or Equivalent Shares (as defined in the Rights Agreement), or any combination thereof, at an exchange ratio of one share of Common Stock or one Equivalent Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after December 7, 1995. Notwithstanding the foregoing, the Board of Directors of the Company may not effect such exchange at any time after any person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary), together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to the Rights Agreement and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock and/or Equivalent Shares equal to the number of such Rights held by such holder multiplied by the exchange ratio.

                    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder or noteholder of the Company, including, without limitation, the right to vote or to receive dividends or distributions or payments of principal or interest.

                    At any time prior to ten days following the Stock Acquisition Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date will occur). Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, or in ways that do not adversely affect the Rights holders.
          The Rights Agreement may not be amended to change the Purchase Price, the number of shares of Common Stock, other securities, cash or other property obtainable upon exercise of a Right, the redemption price, or the Expiration Date, except that, prior to ten days following the Triggering Event, the Rights Agreement may be amended to substitute other securities for the Unit otherwise obtainable upon exercise of a Right, provided the value of such securities is equal to the then-current market price of one share of Common Stock.

                    The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors prior to the time a person or group has acquired beneficial ownership of 15% or more of the Common Stock, because until such time the Rights may be redeemed by the Company.

                    On each of October 31, 1989 and January 30,
          1992, the Company effected a two-for-one stock split in the form of a 100% stock dividend. As a result of such dividends, pursuant to the terms of the Rights Agreement the Purchase Price is $92.50 per Unit and the price at which the Rights may be redeemed is $.0025 per Right.

                    The foregoing summary description of the Rights and the Notes does not purport to be complete and is qualified in its entirety by reference to the amended and restated Rights Agreement and the Indenture, copies of which are included as Exhibits 4.1 and 4.2 hereto, respectively, and incorporated herein by reference. Copies of the amended and restated Rights Agreement and the Indenture will be available free of charge from the Company.

          Item 2.   Exhibits

                    The response to Item 2 is hereby amended to read in its entirety as follows:

                    1. Rights Agreement dated as of September 7, 1989, as amended and restated as of December 7, 1995, between Great Lakes Chemical Corporation and Harris Trust Company of New York, as Rights Agent, which includes as Exhibit A the form of Rights Certificate.

                    2. Form of Indenture dated as of September 7, 1989 between Great Lakes Chemical Corporation and Bank of Montreal Trust Company, as Trustee. (Incorporated by reference to Exhibit 2 of the Great Lakes Chemical Corporation Registration
                         Statement on Form 8-A with respect to the Common Stock and Note Purchase Rights.)


                                  SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   GREAT LAKES CHEMICAL CORPORATION

                                   By:  /s/ Robert B. McDonald
                                      Name:  Robert B. McDonald
                                      Title: Chief Executive Officer
                                             and President

          Date:  December 21, 1995


                                EXHIBIT INDEX

          EXHIBIT                                              PAGE

             1.      Rights Agreement dated as of
                     September 7, 1989 between Great Lakes
                     Chemical Corporation and Harris Trust
                     Company of New York, as Rights Agent,
                     which includes as Exhibit A the form
                     of Rights Certificate.

          2.         Form of Indenture dated as of
                     September 7, 1989 between Great Lakes
                     Chemical Corporation and Bank of
                     Montreal Trust Company, as Trustee.
                     (Incorporated by reference to Exhibit
                     2 of the Great Lakes Chemical
                     Corporation Registration Statement on
                     Form 8-A with respect to the Common
                     Stock and Note Purchase Rights.)